Blazzard, Grodd & Hasenauer, P.C.
943 Post Road East
Westport, CT 06880
(203) 226-7866



VIA EDGAR


March 4, 2002



Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, DC 20549

Re: Cova Variable Annuity Account One
    File No. 333-87217
    CIK 0000815915
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Ladies and Gentlemen:

Pursuant to Securities Act Rule 477, Cova Variable Annuity Account One (now known as MetLife Investors Variable Annuity Account One) hereby requests withdrawal of the above-referenced Registration Statement on Form N-4, Accession No. 0000928389-99-000250 as filed on September 16, 1999. This Registration Statement has not become effective.

Please contact the undersigned with any questions or comments you may have concerning this filing.

Sincerely,

BLAZZARD, GRODD & HASENAUER, P.C.



By: /s/RAYMOND A. O'HARA III
    ------------------------------
    Raymond A. O'Hara III